FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

February 2, 2018

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: February 2, 2018	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Below is the English version of our TWSE MOPS filings on February 2, 2018.

SEQ_NO: 1

Date of announcement: 2018/02/02

Time of announcement: 17:02:00

Subject: Securities and Futures Investors Protection Center filed a civil action against the Company and the director of Company's Board of Directors

Date of events: 2018/02/02

To which item it meets: paragraph 2

Statement:

1. Parties to the legal matter: The Company and Company's director, Mr. Tien Wu.

2. Name of the court or disposing agency: Taiwan Ciaotou District Court

3. Reference/case numbers of relevant documents: Year 107 Sen-Su-Tze No. 55.

4. Date of occurrence of the event: 2018/02/02

5. Background and circumstances of the matter (including the property/subject matter under dispute): Securities and Futures Investors Protection Center filed a civil lawsuit in relation to the dismissal of the duty of the appointed Board of Director of the Company, Mr. Tien Wu, in accordance with Paragraph 2 of Section 1 of Article 10-1 of Securities Investor and Futures Trader Protection Act.

6. Course and progression of handling of the matter: The Company will cautiously proceed with related matters and proceedings in compliance with applicable laws and regulations.

7. Effect on company finances and business and estimated monetary amount of the effect: The finance and business operation of the Company remain unaffected.

8. Countermeasures and status of amelioration: N/A

9. Any other matters that need to be specified: N/A